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                               February 16, 2021

       Leonard Tannenbaum
       Chief Executive Officer
       AFC Gamma, Inc.
       525 Okeechobee Blvd.
       Suite 1770
       West Palm Beach, FL 33401

                                                        Re: AFC Gamma, Inc.
                                                            Amendment No. 4 to
Form S-11
                                                            Filed February 16,
2021
                                                            File No. 333-251762

       Dear Mr. Tannenbaum:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2021 letter.

       Amendment No. 4 to Form S-11 filed February 16, 2021

       Use of Proceeds, page 68

   1. Please revise your table on page 68 to include a description of the borrower for Term
                                                        Sheet 1, Term Sheet 2,
Term Sheet 3, Term Sheet 4, Term Sheet 5, and the Syndication
                                                        Commitment, as you have
within the Loan column for the four Unfunded Commitments.
   2. Please tell us if you expect to fund any additional specific loans prior to or shortly after commencement of the
offering in addition to those already listed in your use of proceeds table. To the extent
there are additional specific loans, please provide us with and revise your filing to disclose
details about these loans.
 Leonard Tannenbaum
AFC Gamma, Inc.
February 16, 2021
Page 2
3. We note your disclosure of the Syndication Letter on page 143. Please address the following:
          Please tell us and revise your filing to include more robust disclosure of the terms and structure of the syndication letter.
          Please tell us if this transaction is a syndication or the transfer of a participating interest and how you made that determination. Within your response, please tell us how you considered the meaning of the term participating interest in ASC 860-10-40-
           6A and the definition of loan syndication in ASC 860-10-20.
          To the extent you determined this transaction is a transfer of a participating interest, please tell us if you will account for the transfer as a sale. In your response, please tell us how you considered the conditions in paragraph ASC
860-10-40-5.
          Based on your disclosure it appears that the structure of this syndication letter is different from that of your existing and probable loans where your percentage of the total loan is less than 100%. Please confirm whether our understanding is correct.
          Please file the syndication letter as an exhibit in accordance with
Item 601(b)(10) of
           Regulation S-K, or advise.
Underwriting, page 183

4. We note that you added disclosure related to Seaport Global Securities being involved in a syndication related to one of your loans. Please revise your disclosure here, and elsewhere as appropriate, to address any potential conflict of interest this relationship may present.
       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                            Sincerely,
FirstName LastNameLeonard Tannenbaum
                                                            Division of
Corporation Finance
Comapany NameAFC Gamma, Inc.
                                                            Office of Real
Estate & Construction
February 16, 2021 Page 2
cc:       Jeeho M. Lee, Esq.
FirstName LastName